

Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com

May 15, 2003
Our ref. No. PI 009

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549


03050607

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Decision Made on Phase II Development of Sakhalin II Project**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on May 15, 2003

May 15, 2003
Mitsubishi Corporation

Decision Made on Phase II Development of Sakhalin II Project

Sakhalin Energy Investment Co., Ltd. (Headquarters: Yuzhno-Sakhalinsk, Sakhalin, Russian Federation), established by Mitsubishi Corporation, the Royal/Dutch Shell Group of Companies and Mitsui & Co., Ltd. in 1994, today announced its decision to invest in the Phase II Plan of Development for the Sakhalin II Project. Simultaneously, it made a Declaration of Development Date based on an agreement with the Russian Federation. Now poised to move into a full-scale development stage, Sakhalin Energy Investment plans to begin year-round crude oil production in 2006 and LNG the following year.

The decision to go ahead with the Phase II project is based on progress in sales activities conducted by Sakhalin Energy Investment directed at LNG buyers, mainly Japanese power and gas utilities. A basic agreement was recently reached with Tokyo Gas Co., Ltd. for the sale of LNG under a long-term contract. In addition, Sakhalin Energy Investment is in the final stages of negotiations for long-term contracts with several other LNG buyers.

In Phase I project, commercial production of crude oil began in the summer of 1999. Thus far, 40 million barrels of crude oil have been produced and sold. In Phase II project, oil and natural gas exploration will be carried out from new offshore drilling and production platforms in the Piltun-Astokhskoye and Lunskoye fields. The oil and gas will be transported via pipelines approximately 800 kilometers long to Prigorodnoye on the southern tip of Sakhalin Island. Crude oil will be shipped from a new oil export terminal and natural gas will be liquefied at and exported from a new LNG plant and export terminal. These planned facilities will enable year-round deliveries of crude oil and LNG to Japan and elsewhere in the Asia-Pacific region. The total cost is estimated at approximately US$10 billion.

Plans call for 60 million barrels of crude oil and 9.6 million tonnes of LNG to be produced annually at peak times after Phase II project is developed. For this, 2 LNG

trains, each with an annual capacity of 4.8 million tonnes, will be constructed, with completion scheduled for 2007 and 2008. Among the largest in the world, the 2 trains will have a combined annual production capacity equivalent to around one-sixth of the LNG that Japan currently imports per year. And with estimated recoverable reserves of approximately 1.1 billion barrels of crude oil and 17 trillion cubic feet of natural gas, the Piltun-Astokhskoye and Lunskoye fields rank as world-class. The natural gas reserves are sufficient to supply LNG for over 30 years at an annual rate of production of 9.6 million tonnes. Significantly, of the world's foremost LNG projects, the Sakhalin II Project is the closest to Asia. With its enormous recoverable reserves, this important natural resource development project will thus have a major part to play in stabilizing energy supplies in Japan and elsewhere in the Far East. Also noteworthy is that the Sakhalin II Project marks the first time that the Russian Federation, which has been supplying its European neighbors with natural gas through pipelines for many years, will have a hand in supplying gas on a large scale to Asian countries.

As Sakhalin Energy Investment advances this project, it will continue to sufficiently take into consideration its environmental footprint as well as its social and economic impact.

Mitsubishi Corporation has been stepping up the pace of investments in energy and natural resources under its Portfolio Management Strategy, a key element of the company's growth strategy announced as part of its medium-term management plan in 2001. Crude oil and LNG production in Phase II of the Sakhalin II Project is a pivotal aspect of Mitsubishi Corporation's energy business strategy. LNG in particular is a lynchpin of this strategy. The additional capacity from the Sakhalin II Project will augment rights Mitsubishi Corporation already holds to LNG produced at projects in Brunei, Malaysia, Australia and Oman, further cementing the company's ability to generate earnings as one of the leading LNG suppliers in the world.

About Sakhalin Energy Investment Co., Ltd.

1. Headquarters: Yuzhno-Sakhalinsk, Sakhalin, Russian Federation
2. CEO: Steve H. McVeigh
3. Established: April 1994
4. Main business line: Development of Sakhalin II Project
5. Shareholders: Royal/Dutch Shell Group of Companies (55%), Mitsui & Co., Ltd. (25%) and Mitsubishi Corporation (20%)